Exhibit 99.1

September 16, 2019

Dear Shareholders,

Our second quarter results demonstrate our ability to run our business profitably in a challenging environment. Results exceeded all expectations due to our outstanding execution. Revenue of $13.6 million was well above guidance; gross margin of 77% significantly exceeded our guidance range of 55% to 65%, and importantly, we returned to profitability with net income of $5.1 million.

Our financial success was driven by solid operations. Foremost, we connected 19.6 MW of utility projects in the U.S., 11.0 MW of DG projects in Poland and 5.8 MW of DG projects in China and 0.6 MW of FiT projects in Canada. Second, we recognized the remaining $3.1 million of retention revenue from the 26.1 MW community projects in the United Kingdom that were sold in 2016. Third, we signed a development service agreement with X-Elio North America to develop large utility-scale solar projects in multiple states within the U.S. Fourth, we sold two project companies in China, including ten rooftop DG projects with an aggregate capacity of 12.3 MW.

Capturing Expanding Opportunities

The global solar power project development business is large and continues to grow. We have established ourselves as one of the leading global project developers through our focus on high-quality projects. We concentrate on small-scale DG projects and community solar gardens with an individual project size of less than 5 MW.

Our total project pipeline of 1.4GW and late-stage pipeline of 714 MW represent a massive opportunity. We have expanded our customer base beyond China over the last several years, with teams covering major solar power markets including the U.S, Canada, the United Kingdom, South Korea, Poland, Hungary, France, Spain, and India. Our teams are dedicated to our success, possessing an excellent skill set and years of industry experience. In addition, our balance sheet is healthy, which provides the financial flexibility we need to drive growth.

Project Development

Our Project Development business targets a number of countries and regions where the solar power project markets are growing rapidly now, and should sustain that growth due to improved clarity around government policies. These markets include the U.S., Canada, China, Poland, Hungary, Spain, France and other emerging markets in Southeast Asia. Specifically, we believe we are in a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. We sell our developed projects or project special purpose vehicles (“SPVs”) to global purchasers. Our community solar gardens are an attractive solution for businesses, municipalities, schools, hospitals, and residential customers seeking lower-cost green power.

Our project business benefits from our focus on small-scale projects with high PPA/FiT price in diversified jurisdictions that offer attractive returns. While we are optimistic about the outlook for this business, we are mindful of its inherent uncertainties. In particular, projects may take longer than we expect to develop and monetize. Quarterly fluctuations in project development revenue primarily reflect a normal unevenness in our business as we recognize revenue based on project completion. Nonetheless, our strategy on a go-forward basis is to focus on high-margin project development opportunities in the U.S. and Europe, including notice-to-proceed (NTP) solar projects and the development service agreement we signed with X-Elio North America.

Independent Power Producer (“IPP”)

While our primary focus is the sale of solar projects, which creates an efficient recycling of capital, we also operate an IPP business by retaining some projects primarily located in China, where we sell the electricity to power purchasers in well-developed regions. Our power purchasers are largely commercial and industrial end users with good credit. In our target regions, there is also less risk of subsidy delays or curtailment issues. Outside of China, we sell the generated electricity primarily to local transmission grids, utilities, government entities, municipalities, community and other commercial and industrial end users.

Owning self-consumption DG projects is an attractive business model for ReneSola, as it generates very high margin recurring revenue. However, in line with our strategy to evolve into an asset-light project developer, we still intend to eventually monetize our China DG assets, because it will further strengthen our balance sheet, reduce leverage, and improve cash flow.

Engineering, Procurement and Construction (“EPC”)

Building on the success of our Project Development and IPP businesses, our EPC business includes engineering design, procurement of solar modules, balance-of-system components and other components, and construction contracting and management. We typically enter into short-term contracts with our suppliers and contractors on project-by-project basis or project portfolio basis based on market prices.

We believe the business environment for the solar industry is currently favorable, driven by strong global demand, relatively low interest rate, improved clarity regarding government policy across different geographies, and increasing competitiveness relative to other sources of energy. We are seeing solid traction in our business, and we remain focused on capturing the opportunities in front of us.

Second Quarter Financial Highlights

	Q2 2019 ($ millions)	Q1 2019 ($ millions)	Q/Q Change
Revenue	$13.6	$13.1	+4%
Gross Profit	$10.5	$0.4	+2774%
Operating income (loss)	$7.1	$(2.1)	N/A
EBITDA	$10.6	$(1.0)	N/A
Income (loss) before income tax and noncontrolling interests	$6.6	$(5.5)	N/A
Net income (loss) attributed to ReneSola Ltd	$5.1	$(5.4)	N/A

•	Revenue was $13.6 million, well ahead of the guidance range of $10 to $12 million;
•	Key constituents of revenue were:
o	$3.9 million from the Project Development business
o	$9.7 million from the IPP business, primarily from the sale of electricity in China
•	Gross margin was 77.3%, compared to 2.8% in Q1 2019;
•	Income before income tax and non-controlling interests was $6.6 million, compared to loss of $5.5 million in Q1 2019 and income of $0.4 million in Q2 2018;
•	Connected 19.6 MW of utility projects in the U.S., 11.0 MW of DG projects in Poland, 5.8 MW of DG projects in China and 0.6 MW of FiT projects in Canada;
•	Sold 12.3 MW of rooftop DG projects in China;
•	Solar power project pipeline of approximately 1.4 GW, of which 714 MW are late-stage projects.

Robust Project Pipeline

The development pipeline is strong at around 1.4 GW, of which 714 MW are late-stage; 33.5 MW of the late stage projects are under construction. Due to the geographic diversification of our assets, we consider our risk profile to be attractive.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project SPVs or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	306.7	4.5
Canada	2.7	2.7
Poland	26.0	--
Hungary	33.6	21.3
France	69.0	--
Spain	12.0	--
India	50.0	--
South Korea	9.0	--
Vietnam	200.0	--
China	5.0	5.0
Total	714.0	33.5

Operating Assets and Completed Projects for Sale

We currently own 241 MW of operating projects. Of the 241 MW of assets, we operate 201.3 MW of rooftop projects in China, 19.6 MW in the U.S., 15.4 MW in Romania, and 4.3 MW in the United Kingdom.

Operating Assets	Capacity (MW)
China DG	201.3
- Zhejiang& Shanghai	65.8
- Henan	61.5
- Anhui	32.1
- Hebei	17.2
- Jiangsu	12.8
- Shandong	7.5
- Fujian	4.4
Romania	15.4
United States	19.6
United Kingdom	4.3
Total	240.6

As of June 30, 2019, we had 67 MW of completed projects, which are currently for sale.

Completed Projects for Sale	Capacity (MW)
Poland	55.0
Hungary	7.7
Canada	4.3
Total	67.0

Development Update by Country

China

In China, we now operate approximately 201 MW of rooftop solar, concentrated in a few eastern provinces with credit worthy C&I off-takers. Looking ahead, we have 5 MW of rooftop projects under construction.

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	5.0	Project Development
China DG	5.0

United States

Our late-stage projects total 306.7 MW, of which 106.7 MW are community solar projects in Minnesota and New York. Additionally, we have small utility-scale projects in Utah, Texas, Florida, Arizona, North Carolina and California. Of the late-stage projects, 4.5 MW are under construction and expected to be connected to the grid in the third quarter of 2019.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
RP-NC	NC	4.5	Utility	Construction	2019	Project Development
Utah	UT	9.2	Self-consumption / DG	Development	2019	Project Development
MN-VOS	MN	19.6	Community Solar	Development	2019	Project Development
New York	NY	87.1	Community Solar	Development	2019	Project Development
RP-CA	CA	21.3	TBD	Development	2019	Project Development
Florida	FL	100.0	TBD	Development	2020	Project Development
Alpine	TX	65.0	TBD	Development	2020	Project Development
	Total	306.7

Canada

In Canada, we have 2.7 MW of late-stage projects, all of which are under construction and should connect to the grid in the third quarter of 2019. All 2.7 MW of projects are eligible for the FiT 3 scheme.

Canada: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
FiT3	Ontario	2.7	DG	Construction	2019	Project Development
Total		2.7

Poland

In Poland, we connected 11MW of DG projects in the second quarter as expected. We now have total projects of 26 MW in our development pipeline, which are part of the projects awarded to us in the government auction in 2018.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2018 Jun	Poland	26.0	DG	Ready to build	2019/2020	Project Development
Total		26.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has more than 67 “micro projects”, with an average size of 0.5 MW per project, bringing total capacity to 33.6 MW. Of the late-stage projects, 21.3 MW are under construction and expected to be connected to the grid in the fourth quarter of 2019 or first quarter of 2020.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	21.3	DG	Under construction	2019/2020	Project Development
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	12.3	DG	Ready to build	2019/2020	Project Development
Total		33.6

India

In India, we have a project pipeline of 50 MW, most of which are ground-mounted open access projects. Our strategy in India is a pure project developer model. We develop projects to the shovel-ready stage and then sell the project rights to investors.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD/Sale	Business Model
Rajasthan	India	50.0	DG	Development	2019/2020	Project Development
Total		50.0

France

In France, we formed a strategic partnership with Green City Energy to jointly develop four solar parks with a total installed capacity of 69.0 MW in 2018. With a total installed capacity of 69 MW, the four parks will generate approximately 105 million kW hours of electricity per year.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK	France	69.0	Utility	Development	2020/2021	Project Development
Total		69.0

Other Geographies

Beyond those geographies, we continue to actively pursue opportunities in other international markets, including Spain, South Korea and Vietnam. In Spain, we have a late-stage pipeline of 12 MW of private PPA projects. In South Korea we have a 9 MW ground mounted project. In Vietnam, we obtained the land rights for a 200 MW ground-mounted project.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Spain PPA	Spain	12.0	Utility	Development	2019	Project Development
South Korea	South Korea	9.0	Utility	Development	2019	Project Development
Vietnam	Vietnam	200.0	Utility	Development	2019/2020	Project Development
Total		221.0

In summary, we have a geographically diversified project portfolio, and we are optimistic about the opportunities ahead of us.

Strong Second Quarter Financial Results

Revenue

Revenue was $13.6 million, up sequentially and down year-over-year but above guidance. Revenue from Project Development was largely driven by recognition of a variable consideration1 of $3.1 million from the 26.1 MW of U.K. community projects that were sold in 2016. Energy sales were mostly from the 61.7 million KwH generated by our rooftop DG projects in China.

1 Pursuant to ASC 606-10-32-5, the Company should only recognize the variable consideration as adjustments to revenue when sufficient performance data becomes available and only to the extent that it is probable that a significant reversal of such revenue will not occur.

Gross Profits and Gross Margin

Gross profit was $10.5 million in Q2 of 2019, yielding a gross margin of 77.3%. This compares to a gross profit of $0.4 million and gross margin of 2.8% in Q1 of 2019, and a gross profit of $8.2 million and gross margin of 29.5% in Q2 of 2018. Gross margin was well above the guidance range of 55% to 65%, due to the revenue mix shift toward high-margin variable consideration of project development sales and high-margin IPP electricity sales.

Operating Expense

Operating expenses were $3.4 million, up both sequentially and year-over-year. Sales and marketing expenses of $77,000 were well below the year-earlier period. General and administrative expenses of $2.7 million were up sequentially due to other receivables write-off of $0.89 million.

Operating income was $7.1 million, compared to an operating loss of $2.1 million in Q1 of 2019 and operating income of $5.9 million in Q2 of 2018. Operating margin was 52.2%, up from -16% in Q1 of 2019 and 21% in Q2 of 2018.

Net Income/loss

Net income attributed to ReneSola Ltd. was $5.1 million, compared to net loss of $5.4 million in Q1 of 2019 and net loss of $0.7 million in Q2 of 2018. Net income per share was $0.01, compared to net loss per share of $0.01 in Q1 2019 and net loss per share of $0.00 in Q2 2018.

Financial Position

Our balance sheet remains healthy. We had quarter-end cash and equivalents of $8.7 million, up $1.7 million compared to Q1 of 2019. Long-term borrowings were $10.5 million as of June 30, 2019, essentially flat when compared to the prior quarter. Long-term failed sale-lease back and lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $70.7 million as of June 30, 2019, compared to $78.1 million as of March 31, 2019.

Financial Outlook

For 2019, we continue to expect our project business to generate revenue in the range of $150 to $170 million and overall gross margin in the range of 20% to 25%. We continue to anticipate meaningful revenue growth in the second half relative to the first half of 2019, as we expect significant revenue contribution from project sales in the second half of the year. For the third quarter of 2019, we expect revenue to be in the range of $15 to $20 million and overall gross margin in the range of 35% to 40%.

Adoption of New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified as either operating or finance, with such classification affecting the pattern of expense recognition in the income statement. The effective date of the new standard is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which provided a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

We adopted ASC 842 on January 1, 2019 and elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment which, among other things, allowed us to not reassess prior conclusions related to contracts containing leases or lease classification. Upon commencement of a lease, we recognize a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents our ability to borrow on a collateralized basis over a period that approximates the lease term. We also recognize a lease asset, which represents our right to control the use of the underlying property, plant or equipment, at an amount equal to the lease liability adjusted for prepayments and initial direct costs. The adoption primarily affected our condensed consolidated balance sheet through the recognition of $37.1 million of operating lease right-of-use assets, $39.9 million of finance lease right-of-use assets, $35.8 million of operating lease liabilities and $34.2 million of finance lease liabilities as of January 1, 2019 and the de-recognition of historical prepaid and deferred rent balances. The adoption did not have a material impact on our results of operations or cash flows.

We subsequently recognize the cost of the lease on a straight-line basis over the lease term, and any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred. Any costs included in our lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. We also recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement. As of June 30, 2019, we recognized $35.0 million of operating lease right-of-use assets, $34.1 million of finance lease right-of-use assets, $34.2 million of operating lease liabilities and $29.5 million of finance lease liabilities.

Conclusion

In summary, our return to solidly profitable operations creates the foundation for resumed growth later this year. Downstream projects are a large global opportunity for us, and we are excited about our business prospects. We are focused on delivering high return and generating good cash flow, which should create long-term value for our shareholders. With our talented team, diversified geographic coverage and track record of success, we believe we are uniquely positioned to deliver profitable growth in the years ahead. We remain on track to advance toward our goal of becoming a global leader in solar power project development. We are encouraged by the progress we have achieved, and we look forward to capitalizing on the tremendous market opportunity in front of us.

We will host a conference call today to discuss our Q2 2019 business and financial results. The call is scheduled to begin at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 6693127.

A replay of the conference call may be accessed by phone at the following numbers until September 24, 2019. To access the replay, please again reference the conference passcode 6693127.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

Sincerely,

Ms. Shelley Xu

Chief Executive Officer

ReneSola Ltd.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD
Unaudited Consolidated Balance Sheets
(US dollars in thousands)
	Jun 30,	Mar 31,	Jun 30,
	2019	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	8,729	6,986	24,805
Restricted cash	3,261	2,981	1,571
Accounts receivable, net of allowances for doubtful accounts	39,467	40,159	43,893
Advances to suppliers, net	180	387	660
Value added tax recoverable	9,816	10,571	15,002
Prepaid expenses and other current assets	7,509	11,966	10,525
Project assets current	69,948	65,119	77,799
Contract costs	-	-	1,006
Total current assets	138,910	138,169	175,261

Property, plant and equipment, net	179,832	150,826	195,885
Deferred tax assets, net	1,664	1,379	414
Project assets non-current	12,318	46,069	17,133
Operating lease right-of-use assets	35,019	36,699	-
Finance lease right-of-use assets	34,123	38,614	-
Other non-current assets	4,426	5,903	922
Total assets	406,292	417,659	389,615

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	82,807	80,600	7,527
Bond payable current	13,121	8,162	-
Accounts payable	10,773	12,528	23,662
Advances from customers	23	34	213
Amounts due to related parties	10,126	15,392	31,725
Other current liabilities	30,485	39,404	40,589
Income tax payable	1,042	894	147
Salary payable	833	616	800
Operating lease liabilities current	622	152	-
Failed sale-lease back and finance lease liabilities current	12,925	13,152	-
Total current liabilities	162,757	170,934	104,663

Long-term borrowings	10,514	11,035	72,742
Operating lease liabilities non-current	33,567	35,332	-
Failed sale-lease back and finance lease liabilities non-current	70,712	78,092	85,021
Total liabilities	277,550	295,393	262,426

Shareholders' equity
Common shares	519,313	519,313	519,226
Additional paid-in capital	9,596	9,529	8,710
Accumulated deficit	(433,766)	(438,890)	(429,898)
Accumulated other comprehensive loss	(2,746)	(1,845)	(2,851)
Total equity attributed to ReneSola Ltd	92,397	88,107	95,187
Noncontrolling interest	36,345	34,159	32,002
Total shareholders' equity	128,742	122,266	127,189

Total liabilities and shareholders' equity	406,292	417,659	389,615

RENESOLA LTD
Unaudited Consolidated Statements of Income
(US dollars in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018

Net revenues	13,567	13,058	27,809	26,625	72,567
Total net revenues	13,567	13,058	27,809	26,625	72,567
Cost of revenues	(3,077)	(12,693)	(19,598)	(15,770)	(55,977)
Gross profit	10,490	365	8,211	10,855	16,590

Operating (expenses) income:
Sales and marketing	(77)	(23)	(173)	(100)	(301)
General and administrative	(2,747)	(2,323)	(2,680)	(5,070)	(5,101)
Other operating income (loss)	(583)	(122)	544	(705)	574
Total operating expenses	(3,407)	(2,468)	(2,309)	(5,875)	(4,828)

Income (loss) from operations	7,083	(2,103)	5,902	4,980	11,762

Non-operating (expenses) income:
Interest income	121	113	43	234	49
Interest expense	(2,370)	(2,320)	(2,623)	(4,690)	(4,142)
Foreign exchange gains (loss)	1,739	(1,227)	(2,900)	512	(1,798)
Income (loss) before income tax, noncontrolling interests	6,573	(5,537)	422	1,036	5,871

Income tax expense	(64)	(15)	(1)	(79)	(10)
Net income (loss)	6,509	(5,552)	421	957	5,861

Less: Net income (loss) attributed to noncontrolling interests	1,385	(177)	1,112	1,208	1,111
Net income (loss) attributed to ReneSola Ltd	5,124	(5,375)	(691)	(251)	4,750

Income (loss) attributed to ReneSola Ltd per share
Basic	0.01	(0.01)	(0.00)	(0.00)	0.01
Diluted	0.01	(0.01)	(0.00)	(0.00)	0.01

Weighted average number of shares used in computing income (loss) per share
Basic	380,818,902	380,818,902	380,679,598	380,818,902	380,679,598
Diluted	380,818,902	380,818,902	380,679,598	380,818,902	380,679,598